Exhibit 2.1

ADDENDUM TO ACQUISITION AGREEMENT

This Addendum to the Acquisition Agreement (“Agreement”) made on 31st day of October, 2020, references the agreement signed on the 15th Day of October, 2020, by Futuris Technology Services Inc. (Buyer), with its principal place of business at 4506 Daly Drive, Suite-100, Chantilly, VA 20151, and Talent Beacon HR Solutions Private Limited, a Private Limited Corporation organized under the laws of India with its principal place of business at Plot No.:62, Sri Towers, 1st Floor, KPHB 7th Phase, JNTU – HighTech City Road, Kukatpally, Hyderabad, Telangana 500085, India (Seller).

Through this Addendum the following sections of the original agreement stand modified:

1.	Article 1.03 Closing. The original timeline for closing of the transaction is extended from originally October 16th, 2020 to the new timeline of November 1st, 2020 under the terms described in Article IV of the Agreement.

2.	Article 4.01 Closing. The Closing of the transaction will occur when all of the documents and considerations described in subsequent clauses have been delivered to each party. Unless the closing of the transaction takes place by November 1st, 2020, or such other date mutually agreed to, either party may terminate the Agreement.

Both the parties mutually agree to the above referred modifications to the original agreement and in witness whereof, this Addendum Agreement has been duly executed by the parties hereto as of the date first above written.

Signatures:

Buyer:

FUTURIS TECHNOLOGY SERVICES, INC.

By:	/s/ Kalyan Pathuri
Name:	Kalyan Pathuri
Title:	President

Seller:
Talent Beacon HR Solutions Private Limited

By:	/s/ Vikranth Benedict
Name:	Vikranth Benedict
Title:	Managing Director